SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Echelon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

Stock Appreciation Rights

(Title of Class of Securities)

27874N105

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Kathleen B. Bloch, Esq.

Echelon Corporation

550 Meridian Avenue

San Jose, CA 95126

(408) 938-5200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq.

Page Mailliard, Esq.

John E. Aguirre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,653,678.57	$300.79

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock appreciation rights to purchase 6,513,246 shares of common stock of Echelon Corporation having an aggregate value of $7,653,678.57 as of November 18, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Echelon Corporation, a Delaware corporation (“Echelon” or the “Company”), to exchange (the “Exchange Offer”) certain options and stock appreciation rights (“SARs”) to purchase up to an aggregate of 6,513,246 shares of the Company’s common stock, that were granted to eligible employees under the Company’s 1997 Stock Plan and remain outstanding and unexercised as of the expiration date, which is currently expected to be December 17, 2008 (the “Eligible Awards”). These Eligible Awards may be exchanged for new SARs upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights dated November 19, 2008 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the cover e-mail to eligible employees from M. Kenneth Oshman, dated November 19, 2008, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). The following disclosure materials were also provided to eligible employees by the Company: (1) the Forms of Confirmation E-Mails, attached hereto as Exhibit (a)(1)(E), (2) the Forms of Reminder E-Mails, attached hereto as Exhibit (a)(1)(F), (3) the Form of Personalized Eligible Award Addendum, attached hereto as Exhibit (a)(1)(G), (4) the e-mail to eligible employees from Marcia Pugsley, dated November 19, 2008, attached hereto as Exhibit (a)(1)(H), (5) the Form of Exchange Calculator, attached hereto as Exhibit (a)(1)(I), (6) the Notice to Eligible Employees Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(J), (7) the Form of 1997 Stock Plan Stock Appreciation Right Agreement for U.S. Employees, attached hereto as Exhibit (a)(1)(K), and (8) the Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees including all country-specific appendices thereto, attached hereto as Exhibit (a)(1)(L). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

An “eligible employee” refers to all employees (including executive officers) of the Company or its subsidiaries who reside in the United States, Australia, Germany, Hong Kong, Italy, Japan, Korea, the Netherlands, Sweden, Switzerland or the United Kingdom as of the commencement of the Exchange Offer and who remain employees through the date exchanged Eligible Awards are canceled. Notwithstanding the foregoing, non-employee members of the Company’s board of directors as of the date of this Exchange Offer are not eligible employees and may not participate in this Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” is incorporated into this Item 1 by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Echelon is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 550 Meridian Avenue, San Jose, CA 95126, and the telephone number at that address is (408) 938-5200. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Echelon” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Awards. The actual number of shares of common stock subject to the new SARs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options and SARs tendered by eligible employees and accepted for exchange and canceled as well as the exercise price per share of the exchanged Eligible Award. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of awards; expiration date,” “Acceptance of awards for exchange and grant of new SARs,” and “Source and amount of consideration; terms of new SARs” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange awards,” “Withdrawal rights and change of election,” “Acceptance of awards for exchange and grant of new SARs,” “Conditions of the offer,” “Price range of shares underlying the awards,” “Source and amount of consideration; terms of new SARs,” “Status of awards acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” and “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new SARs” and “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of awards for exchange and grant of new SARs” and “Status of awards acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new SARs” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated November 19, 2008.

(a)(1)(B)	Cover e-mail to eligible employees from M. Kenneth Oshman, dated November 19, 2008.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Forms of Confirmation E-Mails.

(a)(1)(F)	Forms of Reminder E-Mails.

(a)(1)(G)	Form of Personalized Eligible Award Addendum.

(a)(1)(H)	E-mail to eligible employees from Marcia Pugsley, dated November 19, 2008.

(a)(1)(I)	Form of Exchange Calculator.

(a)(1)(J)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(K)	Form of 1997 Stock Plan Stock Appreciation Right Agreement for U.S. Employees.

(a)(1)(L)	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees including all country-specific appendices thereto.

(b)	Not applicable.

(d)(1)	Echelon Corporation 1997 Stock Plan (as amended and restated March 26, 2004), incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, as filed with the Commission on June 1, 2005, Registration No. 333-125395.

(d)(2)	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(a) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(3)	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(b) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(4)	Form of 1997 Stock Plan Nonqualified Stock Option Agreement, incorporated by reference to the Exhibit 10.2(c) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(5)	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees, incorporated herein by reference to Exhibit 10.2(g) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006, as filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(6)	Form of 1997 Stock Plan Stock Appreciation Right Agreement, incorporated herein by reference to Exhibit 10.2(j) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, as filed with the Commission on March 17, 2008, File No. 000-29748.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ECHELON CORPORATION

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Date: November 19, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated November 19, 2008.

(a)(1)(B)	Cover e-mail to eligible employees from M. Kenneth Oshman, dated November 19, 2008.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Forms of Confirmation E-Mails.

(a)(1)(F)	Forms of Reminder E-Mails.

(a)(1)(G)	Form of Personalized Eligible Award Addendum.

(a)(1)(H)	E-mail to eligible employees from Marcia Pugsley, dated November 19, 2008.

(a)(1)(I)	Form of Exchange Calculator.

(a)(1)(J)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(K)	Form of 1997 Stock Plan Stock Appreciation Right Agreement for U.S. Employees.

(a)(1)(L)	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees including all country-specific appendices thereto.

(b)	Not applicable.

(d)(1)	Echelon Corporation 1997 Stock Plan (as amended and restated March 26, 2004), incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, as filed with the Commission on June 1, 2005, Registration No. 333-125395.

(d)(2)	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(a) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(3)	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(b) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

Exhibit Number	Description
(d)(4)	Form of 1997 Stock Plan Nonqualified Stock Option Agreement, incorporated by reference to the Exhibit 10.2(c) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(5)	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees, incorporated herein by reference to Exhibit 10.2(g) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006, as filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(6)	Form of 1997 Stock Plan Stock Appreciation Right Agreement, incorporated herein by reference to Exhibit 10.2(j) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, as filed with the Commission on March 17, 2008, File No. 000-29748.

(g)	Not applicable.

(h)	Not applicable.